82-3822

British Columbia Securities Commission 02 OCT -9 AM 11:03

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

02055262

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

PROCESSED OCT 23 2002 THOMSON FINANCIAL

SUPPL

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
NovaWest Resources Inc.	July 31, 2002	September 27, 2002

ISSUER'S ADDRESS

Suite 1000, 355 Burrard Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver, B.C.		V6C 2G8	(604) 574-5139	(604) 683-8990

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Patrick D. O'Brien	President	(604) 683-8990

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
novawest@novawest.com	www.novawest.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Patrick D. O'Brien"	Patrick D. O'Brien	02/09/27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jerry Dibble"	Jerry Dibble	02/09/27

dlw 10/9

(Electronic signatures should be entered in "quotations".)

NOVAWEST RESOURCES INC.
BALANCE SHEET
(UNAUDITED – E & OE)

	2002 (Unaudited) July 31, 2002	2001 (Audited) October 31, 2001
ASSETS		
Current		
Cash	$ 41,633	$ 59,898
Prepaid expenses & deposits	9,612	16,288
Accounts receivable	29,992	41,750
Capital Assets	9,938	4,880
Mineral Claims	1,091,219	900,663
Deferred Exploration & Development	2,007,179	1,980,465
	$ 3,189,573	$ 3,003,944
LIABILITIES		
Current		
Accounts Payable & Accrued Liabilities	$ 295,411	$ 282,505
Income Taxes Payable		26,188
Notes Payable	247,350	247,350
	542,761	556,043
SHAREHOLDERS' EQUITY		
Share Capital	8,363,337	7,886,017
Share Subscriptions		25,000
Share Issue Costs	---	---
Deficit	(5,716,525)	(5,463,116)
	2,646,812	2,447,901
	$ 3,189,573	$ 3,003,944

"Patrick D. O'Brien"
Director

"Jerry Dibble"
Director

Prepared by management without audit.

These interim financial statements follow the same accounting policies as the most recent annual financial statements of the Company. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual financial statements of the Company.

NOVAWEST RESOURCES INC.
STATEMENT OF LOSS & DEFICIT
July 31, 2002
(UNAUDITED – E & OE)

	For the nine months ended July 31		For the three months ended July 31	
	2002	2001	2002	2001
Revenue				
Other Income	9,242	2,219		1,919
Expenses				
Bank & Interest Charges	1151	460	181	177
Consulting Fees	28,088	19,550	8,000	9,600
Accommodation	5,818	14,504	----	6,935
Advertising	2,928	300	28	100
Finance Fees	---	(26,188)	---	
Management Fees	45,000	45,000	15,000	15,000
Equipment Lease	7,904	5,489	3,032	1,818
Investor Relations	---	---	---	---
Legal & Audit	27,041	982	4,200	(8,205)
Office Exp. & Admin.	37,292	16,503	17,603	7,316
Courier	3,057	3,396	1,137	1,530
Postage	1,262	831	521	497
Property Taxes	---	26,500	---	21,000
Office Rent	8,100	7,200	2,700	1,800
Office Utilities	2,160	---	1,600	---
Promotion	---	3,207	---	---
Subscriptions & Dues	79	900	---	---
Telephone	15,030	22,421	6,315	13,328
Transfer & Filing	18,387	27,877	49	10,302
Trade Shows	5,533	---	---	---
Transportation	16,261	14,599	13,718	6,133
Wages	37,560	25,290	15,508	8,434
	262,651	208,821	89,592	167,654
Net Loss	253,409	206,602	89,592	165,735
Deficit, Beginning of Period	5,463,116	5,044,065	5,626,933	5,156,780
Deficit, End of Period	$ 5,716,525	$ 5,250,667	$ 5,716,525	$ 5,250,667
Loss per Share	$0.01	$0.01	$0.01	$0.01

These interim financial statements follow the same accounting policies as the most recent annual financial statements of the Company. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual financial statements of the Company.

NOVAWEST RESOURCES INC.
STATEMENT OF CHANGES IN FINANCIAL POSITION
July 31, 2002
(UNAUDITED – E & OE)

	For nine months ended July 31		For three months ended July 31	
	2002	2001	2002	2001
Operating Activities				
Operations				
Net Loss	(253,409)	(206,602)	(89,592)	(93,887)
Accts. Receivable	---	---	---	---
Items not affecting cash flow				
Depreciation				
	(253,409)	(206,602)	(89,592)	(93,887)
Changes in other operating items				
Accts Payable & Accrued Liab.	(13,282)	(14,465)	(12,244)	5,304
Prepaid Expenses	6,676	(1,701)	---	1,500
Accounts Receivable	11,758	(11,760)	24,657	6,685
Cash prov. by (used for) oper. Activ.	$ (248,257)	$ (234,528)	$ (77,179)	$ (80,398)
Financing Activities				
Proceeds from issuance of shares	452,320	482,532	119,839	189,000
Proceeds from Prepaid Subscriptions		---	---	---
Cash provided by financing activities	$ 452,320	$ 482,532	$ 119,839	$ 189,000
Investing Activities				
Purchase of capital assets	(5,058)	---	(730)	---
Purchase of mineral claims	(190,556)	(73,073)	(79,736)	(6,951)
Expenditures for exploration	(26,714)	(89,234)	(1,619)	(21,650)
	$ (222,328)	$ (162,307)	$ (82,085)	$ (28,601)
Increase/Decrease in Cash	(18,265)	85,697	(39,425)	80,000
Cash, Beginning of Period	59,898	29,459	81,058	35,155
Cash, End of Period	$ 41,633	$ 115,156	$ 41,633	$ 115,156

These interim financial statements follow the same accounting policies as the most recent annual financial statements of the Company. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual financial statements of the Company.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

____	Schedule A
X	Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
NovaWest Resources Inc.	July 31, 2002	September 27, 2002

ISSUER'S ADDRESS

Suite 1000, 355 Burrard Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 2G8	(604) 574-5139	(604) 683-8990

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Patrick D. O'Brien	President	(604) 683-8990

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
novawest@novawest.com	www.novawest.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Patrick D. O'Brien"	Patrick D. O'Brien	02/09/27

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Jerry Dibble"	Jerry Dibble	02/09/27

(Electronic signatures should be entered in "quotations".)

SCHEDULE B – SUPPLEMENTARY INFORMATION – April 30, 2002

1. A) A total of $ 17,000 was paid to a senior officer of the Company for management fees for the period from May 1, 2002 to July 31, 2002. A total of $2,475 was paid to the spouse of a senior officer of the Company for office and computer related services for the period from May 1, 2002 to July 31, 2002.

B) In the period from May 1, 2002 to July 31, 2002, $1,405 in deferred exploration and development expenses was incurred as follows:

Opening Balance			$ 2,005,561
Raglan Project:			
	Site Storage	926	
	Consulting Geologist	93	
			$ 1019
Bucke Pipe Project:			
	Consulting Geologist	600	$ 600
Closing Balance			$ 2,007,180

C) Mineral Properties Investment

PROPERTY	JULY 31/02	JULY 31/01
Raglan Assemblage - Lac Nuvilik	$ 58,667	$ 43,667
- Delta	187,336	146,860
- Sub	103,460	72,100
- Kozmo	36,820	17,000
- EastBridge	8,260	13,260
- Checkmate	51,500	34,000
- Richrock	16,500	16,500
- Yee	37,683	38,685
Timmins Assemblage - Golden Peak	59,000	59,000
- Golden Nova	26,700	26,700
Bucke Pipe Project	64,850	64,850
Golden Vista Project	30,750	19,800
GoldStock Project	58,840	56,400
GoldenPoly Project	121,360	112,360
Pense Project	25,000	25,000
KC2 South Project	1	1
KC2 North Project	---	8,300
Lac Rocher Project	102,113	100,000
Nickel Royale Project	95,729	7,108
Lone Eagle Project	13,500	
TOTAL INVESTMENT	$1,098,069	$ 861,591

2. A) Summary of Securities issued during the period:

Date	Description	Price	# of Shares	Total Proceeds	Type of Consideration	Commission Paid
07/05/02	Property Acquisition	$ 0.24	60,000	$ 14,400	Common Stock	Nil
08/05/02	Private Placement	$ 0.20	500,000	$ 100,000	Common Stock	Nil
03/06/02	Property Acquisition	$ 0.23	50,000	$ 11,500	Common Stock	Nil
09/07/02	Exercise of Options	$ 0.18	44,000	$ 7,920	Common Stock	Nil
26/07/02	Private Placement	$ 0.20	350,000	$ 70,000	Common Stock	Nil
08/05/02	Private Placement	$ 0.20	500,000	N/A	Warrants	Nil
26/07/02	Private Placement	$ 0.20	350,000	N/A	Warrants	Nil

B) Summary of Options Granted During the period:

Date Issued	Name	# of Shares	Price	Expiry Date
15/07/02	Brian Adams	100,000	$ 0.10	15/07/07
15/07/02	Don Foran	100,000	$ 0.10	15/07/07
15/07/02	Dennis Bordin	100,000	$ 0.10	15/07/07
15/07/02	C. Tucker Barrie	30,000	$ 0.10	15/07/07
15/07/02	Jerry Dibble	44,000	$ 0.10	15/07/07

3. A) Particulars of Authorized Capital and summary of Shares Issued:

The authorized capital of the Company consists of 100,000,000 common shares without par value. As of July 31, 2002, 26,136,850 common shares without par value were issued and outstanding.

B) Summary of Options, Warrants and Convertible Securities Outstanding:

Nature	Number	Exercise Price	Expiry Date
Options	714,000	$ 0.18	21/09/03
Options	99,500	$ 0.18	13/05/04
Options	75,000	$ 0.20	05/01/05
Options	335,000	$ 0.10	13/12/05
Options	85,000	$ 0.13	19/01/06
Options	220,000	$ 0.17	01/03/06
Options	504,680	$ 0.10	17/04/06
Options	125,000	$ 0.10	07/09/06
Options	76,000	$ 0.19	18/04/07
Options	374,000	$0.10	15/07/07
Warrants	824,165	$ 0.20	30/06/03
Warrants	1,000,000	$ 0.20	22/11/04
Warrants	375,000	$ 0.20	26/06/05
Warrants	300,000	$ 0.15	23/10/05
Warrants	266,664	$ 0.20	01/11/05
Warrants	300,000	$ 0.13	29/11/05
Warrants	200,000	$ 0.14	12/04/06
Warrants	1,050,000	$ 0.12	09/05/06
Warrants	250,000	$ 0.12	22/06/06
Warrants	400,000	$ 0.12	19/07/06
Warrants	300,000	$ 0.15	06/11/06
Warrants	400,000	$ 0.13	18/01/07
Warrants	93,750	$ 0.16	14/01/07
Warrants	312,500	$ 0.16	25/01/07
Warrants	670,000	$ 0.15	12/02/07
Warrants	500,000	$ 0.20	08/05/07
Warrants	350,000	$ 0.20	26/07/07

C) Total Number of Shares in Escrow or Subject to Pooling Agreement:

The Company's Registrar and Transfer Agent, Pacific Corporate Trust Company holds a total of Nil shares in escrow. There are no shares subject to any pooling agreement.

D) List of Directors: Patrick D. O'Brien Brian F. Adams Jerry W. Dibble

SCHEDULE C – MANAGEMENT DISCUSSION AND ANALYSIS

FOR QUARTER ENDED July 31, 2002

This discussion should be read in conjunction with the financial statements of the Company and related notes herein for the period. For further reference readers are referred to the Company's Audited Annual Report dated October 31, 2001. Unless expressly stated otherwise, all references to dollar amounts in this section are in Canadian dollars.

Introduction

Novawest Resources Inc. is in the mineral exploration business, focusing at this time on projects in the provinces of Ontario and Quebec, Canada. The Company is engaged in the acquisition, exploration and development of base metal, precious metal and diamond properties. The recovery of the Company's investment in resource properties and the attainment of profitable operations is dependent upon the discovery, development, and sale of ore reserves, and/or the successful joint venturing of projects the ultimate outcome of which cannot presently be predicted or determined as they are contingent on future events. At this time the company does not own any operating mines and therefore does not realize any revenue from mineral production or sales.

The Company's principal assets include a one hundred percent interest the Raglan Assemblage in northern Quebec comprised of 6 exploration permits and 661 claims encompassing approximately six hundred square kilometres (150,000 acres), a fifty percent interest in the Lac Rocher Assemblage in Quebec, a one hundred percent interest in the Nickel Royale, Golden Poly, GoldStock, Lone Eagle, Timmins Assemblage and Bucke Pipe properties in and around Marathon, Kirkland Lake and Timmins in Ontario, Canada.

In the period of this discussion the Company's deferred exploration expenditures of $1,619 compared with $1,493 in the same period a year earlier, were spent primarily on the Raglan Project and the Bucke Pipe Project and on maintenance of the company's other properties. Other properties were either dropped or placed in maintenance mode. The Company invested $76,200 in cash and stock to stake, acquire, convert permits to cells and maintain by way of property payments on it's Raglan, Nickel Royale and Lone Eagle Projects in the quarter ended July 31, 2002.

The mineral exploration sector continues to challenge all participants including our Company. Financing of operation and exploration expenditures continues to be difficult for companies in the sector due to depressed markets and weak commodity prices. However, recent strengthening in the prices of base and precious metals has been encouraging. The Company's management has however, been able to adequately carry out its business affairs despite the constraints placed on it.

At July 31, 2002 there are 26,136,850 common shares outstanding (36,337,109 fully diluted) compared to 23,043,267 (30,255,629 fully diluted) at the end of the period in the previous year. There are 2,608,180 options in favour of Directors and Employees and 7,592,079 warrants outstanding at the end of the period.

The company announced the appointment of Mr. Brian F, Adams, FCGA to the Board of Directors. Mr. Adams a resident of British Columbia, Canada is a Certified General Accountant and has been a Principal in a highly respected independent accounting firm since 1968. Mr. Adams was elected a 'Fellow' of the Canadian CGA Association in 1974, a Life Member of the CGA Association of B.C in 1978 and received the Queen's Silver Jubilee Medal in 1977 for service to his profession. He has served on the Board of Governors of the CGA Association of B.C. and the Board of Directors of CGA Canada; as President of the CGA Association of B.C. and Chairman of CGA Canada; served as one of three Canadian representatives to the International Federation of Accountants; has been appointed a member of the Auditor Certification Board of B.C. and served as Chairman; is an Associate Member of the Certified General Accountant Association's of Manitoba, the Northwest Territories and Alberta; and is an Associate Member of the Association of Certified Fraud Examiners.

Mr. Adams, in addition to many years of accounting experience, has considerable experience in supervising and conducting audits of Credit Unions, Trust Accounts and commercial ventures. He is an 'Accepted Expert Witness' by various Courts in Valuation and Accounting matters, and has served as a Court Appointed Receiver on numerous occasions. He is very active in Community Affairs having been a member of the Rotary Club for twenty-one years including a term as Club President; serving as a Director of the Regional District of East Kootenay and as Chairman of both the Regional District and the Regional Hospital District for a number of years; and was appointed Chairman of the federally funded Cranbrook/Kimberley Community Futures Committee. Brian's wealth of experience and his contribution as an independent director will prove invaluable to NovaWest's goal of enhancing shareholder value through the development of prudent short and long-term strategies.

The Company announced the appointment of Dennis A. Bordin, P.Eng. to the position of V.P. Exploration. Mr. Bordin will be actively contributing to the development of NovaWest's Raglan and Nickel Royale Ni-Cu-PGM Projects along with any contractual arrangements concerning those projects.

Mr. Bordin, P.Eng. a resident of Timmins, Ontario, is a professional mining engineer with 25 years experience in the industry. While employed by Falconbridge Limited and its parent Noranda Inc., Mr. Bordin was a key team member and instrumental in the international procurement and negotiation of base metal feeds for smelting and refining at the Canadian processing site. While in service with Falconbridge and Noranda group he was a key player in the contract negotiation and logistics for the movement of Chilean copper concentrate feed from Collahausi (world's largest copper mine and one of the newest) to Canada for treatment over a 10-year period.

He has extensive experience in all aspects of the business both domestically and internationally, including mineral exploration, mine feasibility, open-pit/underground operations, smelting and refining. He has a wealth of knowledge in the area of international procurement and logistics of mineral feeds for processing in Canadian smelting operations. Mr. Bordin is registered as a Professional Engineer in the Province of Ontario and is an active member of The Canadian Institute of Mining and Metallurgy, the Prospectors and Developers Association of Canada and the American Institute of Mining Engineers.

Mr. Bordin worked on northern Labrador iron ore projects with the Iron Ore Company of Canada dealing with development and logistics of mining in a remote sensitive area. With the discovery of the renown Kidd Creek deposit by Texasgulf near Timmins, Ontario he worked for Texasgulf on the open-pit and underground transformation. Later with Falconbridge Limited (third largest nickel producer in the world and owners of the Raglan Ni-PGM Mine and Kidd Creek Zn-polymetallic Mine) he focused on environmental issues affecting the operation of large metallurgical complexes, in particular, in the control of sulphur dioxide emission control and acid plants in Canada.

Mr. Bordin served as Chairman for the International Cadmium Council (Washington D.C.) and served on numerous mining committees dealing with closure, environment, health and sensitive mining areas. He founded and supervised a privately held exploration group and has had joint ventures with Texasgulf, Northgate, Cominco, Noranda and Rubicon Resources.

The Company announced the appointment of Mr. Donald J. Foran to the Company's Advisory Committee. Mr. Foran is a Vancouver based Management Consultant and brings a wealth of experience to the company. He has provided both corporate and regulatory expertise to a number of public companies.

Mr. Foran holds a Master of Business Administration (M.B.A.), a Bachelor of Science in Mechanical Engineering (B.S.M.E.), is a Registered professional Engineer in B.C. (P.Eng.) and as well is a Chartered Financial Analyst. He has served as an Associate (Mentor) in the New Enterprise Program, Simon Fraser University; as Chairman of the Advisory Committee, Business Administration (Double Diploma) Program, British Columbia Institute of Technology; and as a Sessional Lecturer, Faculty of Engineering, University of British Columbia. Mr. Foran was also appointed to the position of Manager, Business Development.

The Company announced the appointment of Mr. C. Tucker Barrie, PhD., to the Company's Advisory Committee. Mr. Barrie is an Ottawa-based economic geologist with extensive experience in the geology, geochemistry and genesis of base and precious metal deposits, and is a leading expert in volcanogenic massive sulfide and magmatic Ni-Cu-PGE sulfide deposits. He is the lead author on over 25 publications concerning these deposit types and their geological settings. He has worked for major and junior mining companies principally in North America, but also in Europe and the Caribbean. For Novawest, Mr. Barrie will focus initially on the exploration and development of the Ni-Cu-PGE properties in the Raglan area, Quebec.

During the period Mr. Frank Puskas resigned as a Director of the company to pursue other interests. The company wishes Mr. Puskas success in his endeavours.

During the period 374,000 incentive options were extended in favour of the new appointees to the company.

During the period, the Company's management has looked at several opportunities to diversify the Company's business activities. To date, management continues to favour opportunities that in some way compliment the existing activities of the Company and has therefore chosen not to pursue changing the Company's focus from the resource sector.

The company's new website is a little behind schedule and anticipated launch has been moved back to fall 2002 from summer 2002. The new state of the art website will utilize the latest technology and be designed to inform and educate existing and potential shareholders on the company and the industry in which the company is engaged. The website will incorporate maps and pictures of the company's various exploration projects and will provide the investing public with an exciting source of useful resources for making informed investment decisions.

The company entered into a Confidentiality Agreement with Anglo American Exploration (Canada) Ltd. regarding the discussion of a possible joint venture and the exchange of data on the Raglan Project. The two companies have exchanged extensive data pertaining to the Raglan Project to date. No formal joint venture agreement has been consummated to date.

Anglo American has advised Novawest that it has acquired approximately 1600 exploration claims next to Novawest's west boundary at Raglan and that Anglo American undertook a summer 2002 exploration program at Raglan.

Results of Operations

The Company raised $170,000 from the issuance of shares during the period. The Company paid a total of $17,000 to a company controlled by a senior officer of the Company for management and other fees for the period from May 1, 2002 to July 31, 2002. A total of $2,475 was paid for secretarial and office services to a company controlled by a member of the immediate family of the company's president.

Directors and employees perform the Company's investor relation activities; therefore during the period no consulting investor relations' services were engaged. The Company's endeavours consisted of the dissemination of information to shareholders and prospective investors through brochures, press releases and maps as well as in trade shows. The Company prepares and publishes most material in-house. During the period the Company distributed a considerable number of corporate packages in order to raise public interest.

Financing Activities

During the period ending July 31, 2002 the Company issued 875,000 common shares for proceeds of $170,000 compared to the same period in the previous year when the Company issued 1,534,320 shares for proceeds of $165,182. The Company incurred no finance fees with regard to the raising funds in the period.

Liquidity and Capital Resources

The Company had a working capital deficit at the end of the period July 31, 2002 of $461,524 compared to $409,686 at the end of April 30th, 2002 and $288,383 at the end of the same period a year earlier. Cash on hand at the end of the period was $41,633 compared with $115,156 at the end of the period in the previous year. The company has near term debt of $200,000 by way of a promissory note due June 5, 2000, with interest accrued at 10% per annum payable annually and second promissory note outstanding due September 9, 2001 in the amount of $47,350 with interest accrued at 10% per annum payable annually. Both of the notes are payable to a company controlled by the company's President. In consideration for one of the loans the Company has issued 66,666 shares to the lender. In consideration for the smaller loan the company issued 43,045 shares to the lender.

Investing in the acquisition, exploration and development of mineral properties is a capital intense business and the Company is in an ongoing capital raising position. Further financing for exploration will depend on near-term exploration results, metal prices, financial markets for junior resources companies, as well as the perceived risk associated with mineral exploration. To date this has been one of the Company's toughest obstacles to overcome in attaining its goals.

The Company is in the exploration stage of development and does not receive nor does it anticipate receiving any revenue in the coming year from mineral sales. As the Company's interests are not generating cash flow, the Company is dependent on equity financing through existing and new shareholders as well as third party financing and cost sharing arrangements to fund its work programs and operations beyond those which will be financed from existing cash resources and receivables. The principal source of funding planned for the fiscal 2002 year and beyond will be through private placements, the exercise of warrants and the optioning or joint venturing of mineral properties.

Acquisitions and Divestitures

Notwithstanding the severe limitations on companies in the mineral sector to raise capital the Company continued to review new opportunities in order to develop further its portfolio of mineral exploration properties.

The Company arranged the acquisition by staking of an additional 10 claim units adjoining its Lone Eagle Gold Project near Timmins, Ontario. This has increased the total holdings from 4 to 14 claim units. The project is situated in the western hub of Canada's most productive gold producing region, the 180 mile "Golden Corridor" running from Timmins to Val d'Or which has yielded 160 million ounces of gold, 75% of Canada's all-time gold production. The new claims increase the property size from 160 acres to 560 acres. Due to the long history of the region, infrastructure is already in place including existing town sites, excellent transportation/roads, ample water and power, knowledgeable and experienced mining personnel, mining oriented government, existing lab and milling facilities, etc. The established infrastructure will expedite Novawest's development of the Lone Eagle Gold Project. For the initial property the company has paid the vendors $2,000 and 50,000 shares of the Company's common stock to purchase it's 100% interest.

The Company is continuously reassessing its property portfolio in order to assess and prioritize its holdings. Some low-priority properties may be dropped should the prolonged downturn in the resource sector become evident, however management is of the opinion that the metal markets appear to be poised for a notable correction. The Company's share

price is expected to recover accordingly, however this improvement will be subject to exploration activities and positive results that the company will have to achieve.

Exploration Activities

The Company's very limited exploration activities during the period ending July 31, 2002 were primarily focused on the Raglan and Bucke Pipe projects.

Subsequent Events

In August 2002 Alison Robinson resigned as the Corporate Secretary to pursue other interests. The Company has appointed Mr. Chris Chu a West Vancouver, B.C. based corporate lawyer to the position of Corporate Secretary. Mr. Chu is also an Executive V.P. of the Company and had served as a Director of the Company from February 1996 through April 2002. The company wishes Alsion success in her future endeavours.

Legal Matters

The company has no outstanding legal matters and is not aware of any business matters that would result in legal actions at this time.

Risks and Uncertainties

The future success of the Company's activities is subject to a number of risk factors typical of the mineral resource sector. These include the extent to which it can outline natural resources on its properties and establish the economic viability of developing those properties, the company's ability to obtain necessary financing or to find strategic partners. In addition, any development of a mineral resource may take years to complete and the resulting income, if any, from the Company's investments is difficult to determine with any certainty at this time. The sales value of any mineral resources produced by the Company is largely dependent upon factors that are beyond the control of the Company, for example, costs of development, operating costs and the market value of minerals and metals produced.

Outlook

Novawest expects to continue to invest in exploration and mining-related investments and to seek appropriate opportunities to acquire and explore new Canadian mineral claims and properties. Management recognizes the low cash position of the Company and the fact that the Company is active in a cash intensive industry, a condition also being faced by many of the company's competitors. Management will be spending a considerable amount of its energies addressing this matter. During this fiscal year the Company plans to initiate private placements and public offerings to maintain and increase its pace of mineral exploration and development. It is anticipated that the Company will need to raise approximately $0.50 million of working capital in the coming year. In addition to the raising of working capital the company has undertaken a program to seek joint venture partners for a number of its projects including the Raglan, Nickel Royale and Bucke Pipe.

In view of the current adverse sentiment that affects junior resource companies and their ability to raise equity finance, there can be no assurance that any future funding required by the Company will be made available to it, and, if such funding is available, that it will be offered on reasonable terms or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. The exploration potential of the Company's property portfolio is considered to have significant geological merit. The Company plans to undertake exploration programs on its Raglan, Golden Poly, GoldStock, Lone Eagle, Bucke, and Nickel Royale properties in the coming year. Exploration expenditures on other properties in the Company's portfolio are expected to be minimal yet enough to keep the majority of these properties in good standing.

Management and the Board of Directors sincerely thank Novawest's shareholders for their continued support.

On Behalf of Management and The Board of Directors

"Patrick D. O'Brien"

Patrick D. O'Brien
President/CEO